Exhibit 13
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ENACTED PURSUANT TO
SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002
In connection with the annual report of The Bank of Nova Scotia (the “Bank”) on Form 40-F for the year ended October 31, 2007 (the “Report”) as filed with the U.S. Securities and Exchange Commission,
I, Richard E. Waugh, President and Chief Executive Officer of the Bank, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to my knowledge:
(i)	the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

/s/ R. Waugh
December 18, 2007	Richard E. Waugh
President and Chief Executive Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ENACTED PURSUANT TO
SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002
In connection with the annual report of The Bank of Nova Scotia (the “Bank”) on Form 40-F for the year ended October 31, 2007 (the “Report”) as filed with the U.S. Securities and Exchange Commission,
I, Luc A. Vanneste, Executive Vice-President and Chief Financial Officer of the Bank, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to my knowledge:
(i)	the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

/s/ L. Vanneste
December 18, 2007	Luc A. Vanneste
Executive Vice-President and Chief Financial Officer